Exhibit 19.2

CARROLS RESTAURANT GROUP, INC.
Syracuse, New York

PERSONNEL POLICY AND PROCEDURE

Subject: POLICY ON INSIDER TRADING	Instruction No: 329
Date: 12/14/06

Affects: All Employees of Carrols Restaurant Group, Inc., including all Subsidiaries	Approved by: Jared L. Landaw 5/25/21
Title: Vice President, General
Counsel, and Chief Ethics and
Compliance Officer

Introduction
During the course of your employment with Carrols Restaurant Group, Inc. (the “Company”) or any of its subsidiaries, you may learn confidential and sensitive information concerning the Company (including its subsidiaries), its vendors, suppliers, distributors, or other companies with which the Company has business or contractual relationships (including the Company’s franchisors, Burger King Corporation and Popeyes Louisiana Kitchen, Inc.). Some of this information has the potential for affecting the market price of the stock of the Company or the other companies involved.
The federal securities laws impose considerable civil and criminal penalties on anyone who improperly obtains or uses material, non-public information in connection with a purchase or sale of stock or securities. In addition to civil damages of up to three times the profit gained, an individual may be subject to criminal sanctions, including imprisonment and a criminal fine of up to
$5,000,000, for any violation. The United States Securities and Exchange Commission (“SEC”) and courts have great power to impose penalties for violations of the insider trading laws, and the SEC and governmental prosecutors vigorously enforce these laws against both individuals and companies.

With this in mind, you are asked to carefully read this Policy on Insider Trading. You are encouraged to contact the Company’s General Counsel, Jared L. Landaw, who serves as our Chief Ethics and Compliance Officer, at (315) 424-0513 ext. 2222 (or jlandaw@carrols.com) if you have any questions regarding, or do not understand any aspect of, this Policy. In addition to serving as a resource regarding compliance with the insider trading laws, the Chief Ethics and Compliance Officer is responsible for monitoring compliance with this Policy and is accountable to the Company’s Board of Directors.
Failure to observe and comply with all of the provisions contained in this Policy may subject you to disciplinary action by the Company, including discharge.
Explanation of the Law
The Company’s common stock is publicly traded on The NASDAQ Global Market. Federal securities laws and regulations generally make it illegal to buy or sell shares of stock (or other securities) of a company while you are aware of material, non-public information concerning that company. It is also illegal to share material, non-public information with a third party (commonly called “tipping”) so that the third party can buy or sell the stock. These prohibitions apply to the stock of our Company and any other securities including debt securities of the Company.
What is “material, non-public information”?
Material non-public information is any information that is not available to the general public and which a reasonable person would want to know in deciding whether to buy, sell or retain a security. Any information that could be expected to affect the market price of a company’s stock, whether positive or negative, is considered material. The following list are examples of information that will generally be regarded as material. These are examples only, and not intended as a complete list of what could be considered material inside information:
•matters involving significant new restaurant openings or expansion plans, or new products;
•information about significant increases or decreases in the Company’s sales or financial performance;
•matters relating to a new financing;
•gain or loss of a significant vendor, distributor, or supplier;
•earnings-related information, including preliminary financial results;
•new internally developed financial projections;
•a pending or proposed merger, acquisition, joint venture, tender offer or exchange offer;
•a pending or proposed sale or disposition of significant assets;
•changes in dividend policies, the declaration of a stock split or the offering of additional securities;
•impending bankruptcy or financial liquidity problems;
•changes in senior management;

•changes in auditors or notification that an audit report can no longer be relied upon;
•changes in credit ratings; or
•significant litigation or notifications from regulatory agencies (such as the SEC or the Federal Trade Commission) or from an exchange or market on which Company securities are listed.
Determinations regarding the “materiality” of information are inherently judgment based; the Chief Ethics and Compliance Officer is available to assist you if you are unsure about what is or is not material information.
Information is considered to be available to the public only when it has been publicly released or announced (for example, by means of a press release or a filing with the SEC) and enough time has passed to permit the investment market to learn about and evaluate the information. This normally will occur at the close of the second full trading day after the date on which the public release or announcement has occurred.

The Company’s Policy
1.No Trading On Material, Non-Public Information.
If you are aware of material, non-public information about the Company, you may not (i) buy or sell stock or other securities issued by the Company or engage in any other action or conduct to take personal advantage of that information, (ii) pass along the information to others outside the Company, including family members or friends (so-called “tipping”).
It does not matter if a transaction may be necessary or justifiable for independent reasons (such as a need to raise money for an emergency). Use of material inside information is never permitted.
Furthermore, you should not recommend or suggest that someone buy, sell or retain the Company’s stock. This will minimize the chance that you could be subject to liability for tipping.
To allow for adequate public dissemination and evaluation of material information after public disclosure, you should allow a reasonable period of time to elapse (at least two full trading days after the date of the public disclosure or announcement) before trading. For example, if the Company makes an announcement on a Monday, you should not trade in Company securities until Wednesday.
2.Transactions By Family Members.
The restrictions on trading Company securities imposed by this Policy also apply to the members of your immediate family (i.e., any spouse, parents, children and siblings) and any other persons living in your household and any other persons acting on your behalf. Accordingly, you are responsible for informing any such persons of this Policy and ensuring that they comply with the requirements of this Policy.

3.Employee Stock Option Plans.
Although the restrictions in this Policy do not apply to the exercise of stock options granted to you by the Company, it does apply to the sale of the stock by you after you have exercised those options. The restrictions would also apply to cashless exercises of your options where you are simultaneously selling some of the shares of your stock in order to pay the exercise price of options.
4.Suppliers, Distributors, Vendors and Strategic Alliance Partners.
If you are working on a matter involving a publicly-held company that is a supplier, distributor, or vendor or with which the Company has entered into or is negotiating a business or contractual relationship or transaction (for instance, Restaurant Brands International Inc.), you are cautioned that the Company’s relationships with such entities often involve the exchange of material, non-public information. Consequently, if you are aware of material, non-public information about any such company, you are prohibited from trading in securities of that company or passing along the information to others and you must not recommend or suggest that anyone buy, sell or retain securities of that company.
Regardless of whether you are working on a matter involving any of the foregoing types of suppliers, distributors, vendors, etc., all of the Company’s officers and employees must notify the Company’s Chief Ethics and Compliance Officer before taking a “material position” in the securities, or becoming a member of the Board of Directors, of such a company. For these purposes, “taking a material position” means acquiring beneficial ownership of greater than 5% of such outstanding securities or investing 10% or more of your net worth in such securities.
5.Post-Termination Transactions.
If your service as an employee of the Company terminates while you are aware of material non-public information regarding the Company, you will continue to be subject to this Policy, and specifically to the ongoing prohibition against trading, until the information has become public or is no longer material.
6.Stop-Transfer Instructions.
The Company may, in its discretion, provide stop-transfer instructions to its transfer agent in order to enforce trading restrictions imposed by this Policy on Insider Trading, including, without limitation, restrictions relating to post-termination transactions.
7.Violations.
As mentioned in the Introduction to this Policy, any person who violates the federal securities laws has committed a crime and may be subject to imprisonment and a criminal fine of up to $5,000,000. A violator may also be personally liable in civil lawsuits for up to three times the profit gained for the harm caused by illegal trading by the violator or by third parties trading on material, non-public information provided by or through the violator. The SEC and courts have great power to impose penalties for violations of the insider trading provisions of the federal securities laws, and the SEC and governmental prosecutors vigorously enforce these insider trading laws against both institutions and individuals. The Company will cooperate with any state or federal law enforcement agency investigating or prosecuting individuals for allegedly trading on or transmitting material, non-public information.

If you have any questions about this Policy on Insider Trading, or if you have any concerns regarding a proposed transaction involving the Company’s stock, you are encouraged to contact our Chief Ethics and Compliance Officer (Jared L. Landaw, our General Counsel at (315) 424-0513 ext. 2222 or by e-mail at jlandaw@carrols.com.
You should note, however, that as a matter of law and corporate policy, you are ultimately responsible for complying with the requirements of the insider trading laws and the Company’s Policy on Insider Trading. Regardless of any advice or information you receive, you will bear the consequences of any legal or policy violations. Furthermore, the Chief Ethics and Compliance Officer’s failure to raise an objection to a transaction will not constitute a recommendation by the Company or any of its directors, officers or employees that you engage in that transaction.
Failure to observe and comply with all of the provisions contained in this policy may subject you to disciplinary action by the Company, including discharge. The Company reserves the right to amend this Policy on Insider Trading at any time, but intends to provide reasonable written notification of any such revision.